Hilda Mackow
                                                Vice President, Communications
                                                Moore Corporation Limited
                                                (416) 364-2600

                                                Lissa Perlman
                                                Kekst and Company
                                                (212) 593-2655





          MOORE CORPORATION EXTENDS TENDER OFFER FOR SHARES OF WALLACE
               COMPUTER SERVICES UNTIL 6:00 P.M. ON DECEMBER 20,1995

TORONTO (December 12, 1995) -- Moore Corporation Limited (TSE, ME, NYSE: MCL) announced today that it has extended its tender offer for all outstanding shares of common stock, including the associated preferred stock purchase rights, of Wallace Computer Services (NYSE: WCS) until 6:00 p.m. EST on Wednesday, December 20, 1995. At that time, Moore anticipates that the formal results of the proxy contest should confirm that its three nominees were elected to Wallace's Board of Directors. As of 6:00 p.m. on Monday, December 11, 1995, 14,289,272 shares, representing 62.9% of the total outstanding shares of Wallace had been tendered into Moore's offer.

Moore stated that it remains committed to acquiring Wallace.

                                      ###

Moore Corporation Limited (TSE, ME, NYSE: MCL) is a global leader in delivering information handling products and services that create efficiency and enhance competitiveness for customers. Founded in Toronto in 1882, Moore has approximately 20,000 employees and over 100 manufacturing facilities serving customers in 59 countries. Sales in 1994 were US$2.4 billion.